

September 10, 2012

Via Facsimile
Terence M. Barr
Chief Executive Officer
Samson Oil & Gas Limited
1331 17th Street, Suite 710
Denver, Colorado 80202

> **Re:** **Samson Oil & Gas Limited**
> **Registration Statement on Form S-3**
> **Filed August 15, 2012**
> **File No. 333-183327**

Dear Mr. Barr:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Information Incorporated by Reference, page 2

1.   Please revise to incorporate by reference all Exchange Act filings made after the filing of the initial registration statement but before the effectiveness of the registration statement. See Compliance and Disclosure Interpretations, *Securities Act Forms*, Q&A 123.05, which may be found at *http://sec.gov/divisions/corpfin/guidance/safinterp.htm*.

<u>Exhibit 5</u>

2.   Please obtain and file a legality opinion that provides the required information regarding the guarantees. See Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, Section II.B.1.e., which may be found at *http://sec.gov/interps/legal/cfslb19.htm*.

3.   In the new or revised legality opinion, ensure that counsel clarifies (1) the reference to "Rights to Purchase" on the first page in the paragraph immediately following the defined term "Purchase Rights" and (2) the reference to holders "of the Ordinary Shares" in numbered opinion paragraph 2, which relates to the Preference Shares.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
       S. Lee Terry
       Davis Graham & Stubbs LLP